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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands)

						Nine Months Ended September 30, 2007
	Year Ended
	2002	2003	2004	2005	2006
Net loss Before Income Taxes	$(40,964)	$(49,337)	$(31,179)	$(14,343)	$(29,038)	$(18,166)
Plus fixed charges:
Interest expense	1,893	412	166	37	430	829

Total fixed charges	1,893	412	166	37	430	829

Adjusted net loss before Income taxes	(39,071)	(48,925)	(31,013)	(14,306)	(28,608)	(17,337)
Fixed charges	(1,893)	(412)	(166)	(37)	(430)	(829)

Deficiency of earnings to fixed charges	$(40,964)	$(49,337)	$(31,179)	$(14,343)	$(29,038)	$(18,166)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

        Calculation of ratio of earnings to fixed charges is not applicable since Caliper has been in a loss position for these years and for the nine months ended September 30, 2007.

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  EXHIBIT 12.1